Davidson & Shear, LLC
A Professional Limited Liability Company                                                                                                                     Roger V Davidson
                                                                                                                                Ronald H Shear (retired)
1327 Lark Court
Boulder, CO 80303
Direct: 303-449-3397
r.davidson@dandslegal.com                                                                                                                     Fax: 303-415- 2500
www.DandSlegal.com

December 16, 2011

United States Securities and Exchange Commission
Washington, DC 20549 – 3628

Division of Corporate Finance
Attn:           Shaz Niazi, Esq., Special Counsel

Re: Two Rivers Water Company
Registration Statement on Form S – 1
Filed September 21, 2011
File Number 333 – 176932

Dear Mr. Niazi:

We have reviewed your comment letter dated October 14, 2011 and as of this date we have filed amendment number one to the above-referenced registration statement. This letter shall act as our response to the above referenced comment letter. The numbers of our response coincide with the paragraph numbers of your October 14, 2011 comment letter.

Registration Statement on Form S – 1

1.
Please note that as a preliminary matter we have determined not to register the Series B warrants for resale and have elected simply to register the common shares underlying the exercise of the Series B warrants. As an additional matter, please see the revisions on the Cover Pages and the removal of the tabular disclosure regarding the selling warrant holders to reflect the concern referenced in this comment number 1.

Our Business, page 18

2.
We generate the majority of our immediate revenues from agriculture production.   We plan to generate additional revenue from water sales transactions, but the timing of these revenues cannot be reliably predicted.   We also recognize a small amount from member dues collected by our 91% owned mutual ditch company.  Our dues are eliminated upon consolidation and, effectively, the non-controlling member dues in the mutual ditch company are recognized, after expenses, as the income or loss attributable to the non-controlling interest.

 In 2010, the majority of our revenue was from our agriculture activities.   In 2011, we will not have any revenue from agriculture since, due to a 200+ year drought level in our farming area, we decided to forgo planting.  We now have improved our water storage and distribution system to a stage that we will be able to plant and harvest in 2012.  The amount of acres planted will depend on whether the drought continues in the area.

We believe all of this information is expressed in reasonable detail commencing on page 1 (Prospectus Summary), page 14 (MD&A) and in the section entitled "Our Business" commencing on page 18. As mentioned above, the financial statements, partially as a result of the rules on consolidation, do not provide much detail regarding the sources of our revenue.

3.
Please be advised that we have no intention to use the "Investor Presentation" in connection with the contemplated offering. This information, formally on our website, has been removed in contemplation of this offering.

4.	Please see the response to comment 3 above.

Our Plan of Distribution, page 40

5.
Please be advised that we have removed any reference to either a Selling Dealer Agreement and to a Solicitation Agreement as management now plans to take full responsibility for any solicitation of the exercise of the Series B Warrants and not utilize the services of any FINRA registered broker-dealer.

6.	Please see the answer to, comment 5 above.

Recent Sales of Unregistered Securities, page II-1

7.	Please note the additional language on page II-2, added in response to your comment No. 7 and Item 701 of Regulation S-K.

Signatures, page II-5.

8.	Please note that Wayne Harding, our CFO, has been appropriately named as the principal accounting officer on the signature page.

Exhibits.

9.
and 10.  We believe we have filed all exhibits required by Item 601 (B) (101) Of Regulation S – K as of this time. Please note that we have refiled exhibits 3.2 and 10.5 in the proper electronic format.

Please note that we have updated our financial statements to include the third quarter ending September 30, 2011 and revised our MD&A accordingly. Other changes such as a revision to the calculation of the registration fee and the table of contents have been made to accommodate the removal of the registration of the Series B Warrants and therefore the relevant disclosures regarding that removal from the registration statement.  Additionally, on September 29, 2011 we issued 170,624 placement agent warrants to our placement agents, as a result their participation in the Series B Participating Convertible Note Offering.  The form of warrants has been added as Exhibit 4.5 to the exhibit index and a mention of the agent warrants has been added to page 39.

Upon receipt of this correspondence, if you would contact me to give me the right e-mail address of the appropriate staff member who will be reviewing this amendment No. 1, I will forward a redline version of amendment No. 1 as a courtesy to assist in the review process.

At this time, we believe we have fully responded to the staff’s comments. If you have any questions regarding the responses or any further comments, please do not hesitate to contact the undersigned as we are anxious to seek acceleration and file the Definitive Prospectus at the earliest practicable date. My direct line is 303-449-3397 and my cell phone is 720-841-3015. Thank you for your cooperation in all respects.

Very sincerely,

/s/ Roger V Davidson
Roger V Davidson, Esq.